09059656

TATES
ANGE COMMISSION
D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67873

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Century Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 Avenue of the Stars, Suite 1100
(No. and Street)

Los Angeles, (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Salter 310-356-4641
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 Olympic Blvd., Suite 875 (Address) Los Angeles, (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

MAR 10 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Salter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Century Capital Partners, LLC, as of **December 31,** 20**08**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California }
County of Los Angeles } SS
Subscribed and sworn to (or affirmed) before me on this 20th day of February 2009, by Mark Salter proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me. I certify under PENALTY OF PERJURY under the laws of the state of California that the foregoing paragraph is true and correct.
WITNESS my hand and official seal.

Notary's Signature Notary Public
Seal

BRIAN S. ANDERSON
Commission # 1728353
Notary Public - California
Los Angeles County
MyComm. Expires Mar 29, 2011

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2008

NEW CENTURY CAPITAL PARTNERS, LLC

1999 AVENUE OF THE STARS, SUITE 1100
LOS ANGELES, CALIFORNIA 90067

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Members
New Century Capital Partners, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of New Century Capital Partners, LLC, as of December 31, 2008 and related statements of operations, changes in member's equity and cash flows for the four months ended December 31, 2008. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of New Century Capital Partners, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards the generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of New Century Capital Partners, LLC as of December 31, 2008 and the results of its operations, changes in member's equity and cash flows for the period then ended in conformity with the United States generally accepted accounting principles.

Joseph Yafeh, CPA

Los Angeles, California
February 17, 2009

NEW CENTURY CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$ 670,712
Accounts Receivable (net of allowance for bad debt, $17,500)	12,340
Prepaid Expenses	15,067
Equipment (net of accumulated depreciation, $8,739)	18,244
Security Deposit – rent	2,600
TOTAL ASSETS	$ 718,963

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts Payable	$ 11,694
Credit Card Payable	3,858
Income Tax Payable	6,000
TOTAL LIABILITIES	21,552
MEMBER'S EQUITY	697,411
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 718,963

See accompanying notes to financial statements

NEW CENTURY CAPITAL PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE FOUR MONTHS ENDED DECEMBER 31, 2008

REVENUE		
	Strategic Advisory	$175,000
	Interest	3,757
	TOTAL REVENUES	178,757
EXPENSES		
	Bad debt	17,500
	Depreciation cap	1,799
	Dues	3,195
	Insurance	1,225
	Licenses and permits	1,950
	Miscellaneous	8,193
	Office expense	4,393
	Postage & delivery	705
	Professional fees	30,979
	Regulatory fees	7,869
	Rent	13,000
	Telephone	2,809
	Travel & entertainment	22,550
	Wages	23,300
	TOTAL EXPENSES	139,467
	INCOME BEFORE TAXES	39,290
	STATE INCOME TAX	6,000
	NET INCOME	$ 33,290

See accompanying notes to financial statements

NEW CENTURY CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE FOUR MONTHS ENDED DECEMBER 31, 2008

	Member's Equity
Balance, August 31, 2008	$ 834,177
Capital Distribution	(170,056)
Net Income	33,290
Balance, December 31, 2008	$ 697,411

See accompanying notes to financial statements

NEW CENTURY CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE FOUR MONTHS ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:	
Net Income from Operations	$ 33,290
Depreciation	1,799
Accounts Receivable	8,519
Prepaid Expense	(11,817)
Security Deposit	(2,600)
Accounts Payable	(54,349)
Credit Card Payable	(6,010)
Income Tax payable	6,000
NET CASH USED BY OPERATING ACTIVITIES	(25,168)
Cash Flows from Investing Activities:	--
Equipment	(2,145)
Cash Flows from Financing Activities:	
Capital Distribution	(170,056)
DECREASE IN CASH	(197,369)
Cash: As of August 31, 2008	868,081
Cash: End of the year	$ 670,712

Interest Paid	$ 0
State Taxes Paid	$ 800

See accompanying notes to financial statements

NEW CENTURY CAPITAL PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - ORGANIZATION

New Century Capital Partners, LLC (the "Company") was formed on October 20, 2004 as a California limited liability company ("LLC"). On September 9, 2008 it was approved by the Financial Industry Regulatory Agency ("FINRA") to operate as a registered broker-dealer in securities under the Securities and Exchange Act of 1934 under SEC Rule 15c3-3 (K) (2) (ii). The Company does not hold customer funds and/or securities and conducts business on a fully disclosed basis. The Company provides a broad range of investment banking services including mergers and acquisitions and corporate and financial restructuring services. In addition, it offers corporate finance services including raising capital and advisory services associated with initial public offerings, private placements, blank-check offerings and other structured securities.

The financial statements represent four (4) months of audited information as a broker-dealer.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and equipment are being depreciated using the straight line method over 5 years useful life.

The Company maintains its books on the accrual basis of accounting and files its tax return on the cash basis of accounting.

NOTE 3 – REVENUE AND EXPENSE FOR THE EIGHT MONTHS ENDED AUGUST 31, 2008 (UNAUDITED). PERIOD NOT APPROVED AS A BROKER-DEALER.

REVENUE	
Strategic Advisory	$871,636
Interest	9,994
TOTAL REVENUES	881,630
EXPENSES	
Auto	11,485
Database – research	22,789
Depreciation expense	3,598
Dues	3,355
Insurance	34,817
Licenses and permits	5,663
Miscellaneous	11,546
Office expense	29,829
Postage & delivery	1,275
Professional fees	84,185
Regulatory fees	4,923
Rent	17,650
Telephone	6,757
Travel & entertainment	43,436
Wages	84,200
TOTAL EXPENSES	365,508

NOTE 3 – REVENUE AND EXPENSE FOR THE EIGHT MONTHS ENDED AUGUST 31, 2008 (UNAUDITED). PERIOD NOT APPROVED AS A BROKER-DEALER. - Continued

INCOME BEFORE TAXES	516,122
STATE INCOME TAX	800
NET INCOME	$515,322

NOTE 4 - NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2008 the Company had complied with both requirements. See page 9 for the computation of net capital requirements.

NOTE 5 - INCOME TAXES

The Company is treated as a single member LLC for federal income tax purposes. Consequently, federal income taxes are not payable by or provided for the Company. The member is taxed individually on his share of the Company's earnings.

The State of California requires an LLC to pay a minimum $800 tax plus a fee based on gross revenue over $250,000. The accompanying financial statements include the $800 minimum tax plus a $6,000 fee based on gross revenue.

Starting January 1, 2009 the Company has become a California S-Corporation and is no longer a California single member LLC.

NOTE 6 – CONTINGENT LIABILITIES

In the normal course of the securities business the Company could be named as a defendant or plaintiff in litigation. At the present there is one litigation outstanding with the Company being the plaintiff, with unknown outcome. Consequently nothing has been booked.

NOTE 7 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 8 – COMMITMENTS

The Company has a rent commitment until July 31, 2009. No decision has been made on extending the lease or moving to a new location.

2009 Rent Commitment	$22,750

NOTE 9 – EXEMPTION FROM THE SEC RULE 15C3-3

New Century Capital Partners, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, New Century Capital Partners, LLC is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (i).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph (K) (2) (i).

NEW CENTURY CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

Members' Equity	$ 697,411
Non Allowable Assets	(48,251)
Haircuts	(530)
NET CAPITAL	$ 648,630

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$ 1,437
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 643,630
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 646,475

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 21,552
Percentage of aggregate indebtedness to net capital	3%

RECONCILIATION

The following is a reconciliation at December 31, 2008 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Unaudited net capital computation	$654,630
Accrued taxes	(6,000)
Depreciation	(1,799)
Bad debt	(17,500)
Additional equity	19,299
Audited net capital computation	$648,630

See accompanying notes to financial statements

NEW CENTURY CAPITAL PARTNERS, LLC
NON-ALLOWABLE ASSETS
DECEMBER 31, 2008

NON-ALLOWABLE ASSETS

Accounts receivable	$ 12,340
Prepaid expenses	15,067
Equipment	18,244
Security deposit	2,600
	$ 48,251

HAIRCUTS

CD	$ 530

See accompanying notes to financial statements

PART II

NEW CENTURY CAPITAL PARTNERS, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2008

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

To the Member
New Century Capital Partners, LLC
Los Angeles, California

In planning and performing my audit of the financial statements and supplemental schedules of New Century Capital Partners, LLC (the "Company") for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 17, 2009